ALLIANT INSURANCE SERVICES INC
ATTN:	Patrick Curley
32 OLD SLIP - 29TH FL
NEW YORK, NY 10005

INSURED:	IM GLOBAL PARTNER FUND MANAGEMENT, LLC AND LITMAN
PRODUCT:	DFIBond
POLICY NO:	82598998
TRANSACTION:	ENDT_CORR

				FEDERAL INSURANCE COMPANY
				Endorsement No.: 9
				Bond Number:	82598998
NAME OF ASSURED: IM GLOBAL PARTNER FUND MANAGEMENT, LLC AND LITMAN

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	July 1, 2026
		to	12:01 a.m. on	January 1, 2027

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2026.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 7, 2026

OFFICER’S CERTIFICATE

I, John M. Coughlan, Treasurer of Litman Gregory Funds Trust (the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees, including a majority of the Board of Trustees of the Trust who are not “interested persons” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”) of the Trust, at a Meeting on June 3, 2026:

WHEREAS, Section 17(g) of and Rule 17g-1 under the 1940 Act require a fidelity bond against larceny and embezzlement covering all officers and employees of an investment company with access to securities or funds of the investment company; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that such fidelity bond be in such a reasonable form and amount (subject to certain specified minimums) as approved by a majority of the trustees who are not “interested persons” of the investment company as defined in Section 2(a)(19) of the 1940 Act after due consideration of all relevant factors, including, but not limited to, the value of the aggregate assets of the investment company to which any covered person may have access, the type and terms of custody arrangements and the nature of the securities in the investment company’s portfolio; and

WHEREAS, the Trust has secured a blanket bond issued by Federal Insurance Company (Chubb) in the amount of $3,950,000 in effect from July 1, 2025 to July 1, 2026 and with an annual premium of $10,171 (“Fidelity Bond”); and

WHEREAS, the Trust seeks to secure an extension of the Fidelity Bond for the period from July 1, 2026 to January 1, 2027.

NOW, THEREFORE, BE IT:

RESOLVED, that the actions of the officers of the Trust to secure an extension of the Fidelity Bond to be in effect from July 1, 2026 to January 1, 2027, in substantially the form presented to the Board, for an additional premium of $5,126, which premium shall be allocated on the relative basis of each Fund’s net assets (the “Fidelity Bond”) be, and they hereby are, approved;

RESOLVED FURTHER, that the form and amount of the Fidelity Bond coverage is approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the existing and projected value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Trust;

RESOLVED FURTHER, that the execution and delivery of the Fidelity Bond and any and all payments made and any and all other acts performed by the officers of the Trust, in the name of the Trust and on its behalf, to renew the Fidelity Bond be, and they here by are, authorized and ratified; and

RESOLVED FURTHER, that John M. Coughlan is designated as the individual responsible for making the necessary filings with the SEC and giving the notices with respect to the Fidelity Bond as may be required by paragraph (g) of Rule 17g-1 under the 1940 Act, and any actions taken by Mr. Coughlan with respect to such filings and notices be, and they hereby are, ratified and approved.

IN WITNESS WHEREOF, I have hereunto set my hand this 14th day of July, 2026.

/s/ John M. Coughlan
John M. Coughlan
Treasurer